The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(B)(3)
File No. 333-155745
Subject to completion dated August 10, 2009.

Preliminary prospectus supplement
(to prospectus dated January 30, 2009)

3,750,000 shares

Petroleum Development Corporation

Common stock

We are offering 3,750,000 shares of our common stock.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PETD.” On August 7, 2009, the last reported sale price of our common stock was $17.07 per share.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-13 of this prospectus supplement, the “Risk Factors” section beginning on page 16 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and “Item 1A. Risk Factors” beginning on page 40 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per share	Total

Public offering price	$	$

Underwriting discounts	$	$

Proceeds to us (before expenses)	$	$

We have granted the underwriters the option to purchase up to 562,500 additional shares of common stock from us at a price of $      per share, less the underwriting discounts and commissions, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

The underwriters expect to deliver the shares to purchasers on or about August   , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

J.P. Morgan

Senior Co-Managers

BMO Capital Markets	BNP PARIBAS	Calyon Securities (USA) Inc.

Co-Managers

ABN AMRO Incorporated	Scotia Capital

August   , 2009

S-i

About this prospectus supplement and the accompanying prospectus

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and certain other matters relating to our business. The second part is the accompanying prospectus, which gives more general information, some of which does not apply to this offering. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, you should rely on the information in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under “Incorporation of certain information by reference” on page S-29 of this prospectus supplement before investing in our common stock.

You should rely only on the information contained or incorporated by reference into this prospectus supplement, the accompanying prospectus and any related free writing prospectus that is filed by us or on our behalf with the United States Securities and Exchange Commission. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in each of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus is accurate as of the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus when making your investment decision.

Unless otherwise stated, information in this prospectus supplement assumes the underwriters will not exercise their over-allotment option to purchase up to 562,500 shares of our common stock.

Unless otherwise indicated or the context requires otherwise, all references in this prospectus supplement to “we,” “us,” or “our” are to Petroleum Development Corporation and its consolidated subsidiaries.

S-ii

Certain definitions

Bbl—One barrel, or 42 U.S. gallons of liquid volume.

Bcf—One billion cubic feet.

Bcfe—One billion cubic feet of natural gas equivalent.

Completion—The installation of permanent equipment for the production of oil or natural gas.

Development well—A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory well—A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new productive reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

Horizontal drilling—A drilling technique that permits the operator to contact and intersect a larger portion of the producing horizon than conventional vertical drilling techniques that may, depending on the horizon, result in increased production rates and greater ultimate recoveries of hydrocarbons.

Lifting costs—Represents oil and gas operating expenses, which exclude production taxes.

Mcf—One thousand cubic feet.

Mcfe—One thousand cubic feet of natural gas equivalent, based on a ratio of 6 Mcf for each barrel of oil, which reflects the relative energy content.

MMcf—One million cubic feet.

MMcfe—One million cubic feet of natural gas equivalent.

Net production—Natural gas and oil production that we own, less royalties and production due others.

Oil—Crude oil or condensate.

Operator—The individual or company responsible for the exploration, development and production of an oil or natural gas well or lease.

Proved developed non-producing reserves—Reserves that consist of (i) proved reserves from wells which have been completed and tested but are not producing due to lack of market or minor completion problems which are expected to be corrected, and (ii) proved reserves currently behind the pipe in existing wells and which are expected to be productive due to both the well log characteristics and analogous production in the immediate vicinity of the wells.

Proved developed reserves—The combination of proved developed producing and proved developed non-producing reserves.

Proved reserves—The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, such as, prices and costs as of the date the estimate is made. Prices include consideration of changes in

S-iii

existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Recompletion—A recompletion occurs when the producer reenters a well to complete (i.e., perforate) a new formation from that in which a well has previously been completed.

Royalty—An interest in a natural gas and oil lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or a percentage related to the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

SEC—The United States Securities and Exchange Commission.

Undeveloped acreage—Leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether such acreage contains proved reserves.

Working interest—An interest in a natural gas and oil lease that gives the owner of the interest the right to drill for and produce natural gas and oil on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations. The net production to which a working interest is entitled will be smaller than the share of costs that the working interest owner is required to bear to the extent of any royalty burden.

S-iv

Summary

This summary provides a brief overview of us and the key aspects of this offering. This summary does not contain all of the information that may be important to you. For a more complete understanding you should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk factors” sections and the other documents we incorporate by reference.

The company

We are an independent oil and gas company engaged in the development, production, exploration and marketing of oil and natural gas primarily in the Rocky Mountain and Appalachia regions of the United States. Since we began operations in 1969, we have grown primarily through drilling and development activities, as well as through acquisitions of producing and undeveloped properties in our core operating areas. Oil and gas sales revenues generated from the production and sale of our oil and natural gas, including oil and gas price risk management, accounted for 74.7% of our total revenues and substantially all of our cash flows from operations for the year ended December 31, 2008.

As of December 31, 2008, we owned interests in approximately 4,712 gross wells (3,259 net) with 753 Bcfe of proved reserves of which 88% was natural gas and 44% was proved developed reserves. The following table sets forth information regarding proved reserves and production by geographic region.

Proved reserves as of December 31, 2008					Average daily production
	Proved	% of total		Proved reserves	Six months ended	Year ended
	reserves	proved	% proved	to production	June 30, 2009	December 31, 2008
	(Bcfe)	reserves	developed	ratio (in years)(1)	(Mmcfe)	(Mmcfe)

Rocky Mountain	620	82%	38%	18.7	108.7	90.8
Appalachia	113	15%	65%	28.7	11.2	10.8
Michigan	20	3%	100%	12.3	3.7	4.5

Total	753	100%	44%	19.5	123.6	106.1

(1)	Reserves to production ratio is based on production for the year ended December 31, 2008.

During 2008, our oil and natural gas production averaged 106.1 MMcfe per day, compared to 76.6 MMcfe per day during 2007. For the six months ended June 30, 2009, our production averaged 123.6 MMcfe per day. We replaced our 2008 production with 106 Bcfe of new proved reserves, 104 Bcfe of which was replaced through drilling operations, for a reserve replacement rate of 274%. Our proved reserves grew 9.8% during 2008, from 686 Bcfe at December 31, 2007 to 753 Bcfe at December 31, 2008.

Our strengths

•	Consistent track record of reserve and production growth. Our proved reserves grew from 275 Bcfe at December 31, 2005 to 753 Bcfe at December 31, 2008, representing a compound annual growth rate, or CAGR, of 40%. During the same time period, our annual production grew from 14 Bcfe in 2005 to 39 Bcfe in 2008, representing a CAGR of 41%.

•	Low-cost producer. We have consistently demonstrated our ability to find and develop reserves at attractive costs in the basins in which we operate. Furthermore, we have also consistently maintained low expenses in our operations. Lifting costs for the six months ended June 30, 2009 and the year ended December 31, 2008 were $0.79 and $1.07 per Mcfe, respectively.

•	Low risk, repeatable asset profile. We have a significant operational presence in the DJ Basin where we are predominately developing natural gas formations, which have relatively low geologic and technical risk.

•	Solid financial position and liquidity. We have a solid liquidity position of $153.9 million as of June 30, 2009, comprising $21.9 million in unrestricted cash and $132.0 million available for borrowing under our revolving credit agreement, but before applying the net proceeds from this offering. We also have no near-term debt maturities.

•	Attractive hedge position. We have significant volumes hedged for 2009 and 2010 at prices in excess of currently available forward pricing. The fair value of our derivative financial instruments as of June 30, 2009 was $65.3 million, which includes $8.4 million of derivative positions allocated to our affiliated partnerships.

•	Management experience and operational strength. We have assembled a technical staff with deep expertise in the basins in which we operate.

Business strategy

Our primary objective is to continue to increase shareholder value through the growth of our reserves, production and cash flow. To achieve meaningful increases in these key areas, we maintain an active drilling program that focuses on low risk development of our oil and natural gas reserves, Marcellus Shale-targeted exploratory drilling and the acquisition of producing and undeveloped properties with significant development potential. Additionally, we maintain a conservative and disciplined financial strategy to provide for sufficient liquidity and balance sheet strength to execute our business strategy.

Drill and develop

In the Rocky Mountain region, we focus mainly on developmental drilling in Northeastern Colorado (“NECO”) and the Wattenberg Field (both located in the DJ Basin), and the Grand Valley Field in the Piceance Basin. We drilled 379 gross wells (333.4 net) in 2008, compared to 349 gross wells (276.3 net) in 2007. In addition, we seek to maximize the value of our existing wells through a program of well recompletions and refracturings. During 2008, we recompleted and/or refractured a total of 125 wells compared to 181 in 2007.

Although we have currently discontinued drilling in the Piceance Basin and NECO operating areas, we believe that we will be able to continue to drill a substantial number of new wells on our current undeveloped properties. As of December 31, 2008, we had leases or other development rights to approximately 224,800 net undeveloped acres, of which approximately 188,000 acres, or 83.5%, were in the Rocky Mountain Region.

Strategically acquire

Our acquisition efforts focus on producing properties that have a significant undeveloped acreage component. When evaluating potential acquisitions, we prefer properties that have most of their value in producing wells, behind pipe reserves or high quality proved undeveloped locations. Historically, acquisitions have offered efficiency improvements through economies of scale in management and administration costs. During the period December 2006 through October 2007, we completed three acquisitions of assets or companies in our core operating area of the Wattenberg Field in Colorado and acquired assets in southwestern Pennsylvania within close proximity to our existing assets in the Appalachian Basin. We had no significant acquisitions of properties in 2008 or in the first half of 2009. We expect to continue to evaluate acquisition opportunities.

Manage risk

We seek opportunities to reduce the risk inherent in our business by focusing our drilling efforts primarily on lower risk development wells and by maintaining positions in several different geographic regions and markets. Currently, a majority of our proved reserves are located in the Rocky Mountain region due to our success in that area over the past several years. However, we benefit from operational diversity in the Rocky Mountain region by maintaining significant activity and production in three separate areas, including the Wattenberg Field in north central Colorado, the NECO area of Northeastern Colorado and the Piceance Basin. Additionally, we regularly review opportunities to further diversify into other regions where we can apply our operational expertise. We believe development drilling will remain the foundation of our drilling activities in the future because it is less risky than exploratory drilling and is likely to generate cash returns more quickly. We expect that future activities may include some level of exploratory drilling when the economic environment and commodity price models justify such risks. We view exploratory activities as having the potential to identify new development opportunities at a cost competitive to the current cost of acquiring proven well locations.

To help manage the risks associated with the oil and natural gas industry, we maintain a conservative financial profile and proactively employ hedging strategies to reduce the effects of commodity price volatility. We also believe that successful oil and natural gas marketing is essential to risk management and profitable operations. To further this goal, we utilize our wholly owned subsidiary, Riley Natural Gas (“RNG”), to manage the marketing of our oil and natural gas and our use of oil and natural gas commodity derivatives as risk management tools. This allows us to maintain better control over third party risk in sales and derivative activities. We use oil and natural gas derivatives contracts primarily to reduce the effects of volatile commodity prices. Pursuant to our derivative policy, all volumes for derivatives contracts are limited to 80% of our future production from producing wells at the time we enter into the derivative contracts, with the exception of put contracts for which volumes are not limited. As of June 30, 2009, we had oil and natural gas hedges in place covering 60.1% of our expected oil production and 64.3% of our expected natural gas production for the last half of 2009.

Business segments

We divide our operating activities into three segments:

•	Oil and gas sales. Our oil and gas sales segment reflects revenues and expenses from production and sale of oil and natural gas and is our largest business segment based upon revenue and cash flow. During 2008, approximately 84.8% of our oil and gas sales revenues were generated by the Rocky Mountain Region, 10.9% by the Appalachian Basin and 4.3% by the Michigan Basin.

•	Natural gas marketing activities. Our natural gas marketing activities segment is comprised of our wholly owned subsidiary, RNG, through which we purchase, aggregate and resell natural gas produced by us and others. This allows us to diversify our operations beyond natural gas drilling and production.

•	Well operations and pipeline income. Our well operations and pipeline income segment revenues reflect the fees we charge our affiliated partnerships and other third parties for well operations and natural gas gathering. We operate approximately 95.5% of the wells in which we own a working interest. With respect to wells in which we own an interest of less than 100%, we charge the other working interest owners, including our drilling partnerships, a competitive fee for operating the well and transporting natural gas.

Recent developments

Operational update

We discontinued all drilling in our Piceance Basin and NECO operating areas during the first quarter of 2009 due to low natural gas prices. We monitor natural gas prices for potential redeployment of drilling rigs. Within the Wattenburg Field, we plan to maintain one drilling rig throughout 2009 with an expectation of drilling 72 net wells during the year. The rate of return for drilling in the Wattenberg Field has remained above average due to the volume of oil that is produced and oil prices remaining strong. In 2009, we plan to recomplete 40 wells in the Appalachian Basin. Overall, we plan to drill 105 gross wells (84 net) in 2009, which will include exploratory wells in the Appalachian Basin (targeting the Marcellus Shale) and in North Dakota (targeting the Bakken Shale). We are engaged in these exploration activities to generate development drilling projects for the future. As of June 30, 2009, we have started drilling our fifth exploratory Marcellus Shale well, and four additional vertical drilling tests are planned for 2009. We are in the process of permitting for a ten square mile 3D seismic survey in the Marcellus Shale during the third quarter of 2009, which we plan to complete prior to attempting our first horizontal Marcellus well. We are focusing closely across our asset portfolio on capital expenditure and operating cost reductions to maximize cash flow.

Corporate information

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PETD.”

Our principal executive offices are located at 1775 Sherman Street, Suite 3000, Denver, CO 80203. Our telephone number is 303-860-5800.

We also maintain an Internet website at www.petd.com, which contains information about us. Our website and the information contained in and connected to it are not a part of this prospectus supplement or the accompanying prospectus.

The offering

Common stock offered	3,750,000 shares

Common stock to be outstanding after this offering	18,655,591 shares[1]

Over-allotment option granted by us	Up to 562,500 shares. See “Underwriting.”

Use of proceeds	Assuming an offering price of $17.07 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on August 7, 2009, our net proceeds from this offering, after deducting the underwriting discount and estimated fees and expenses, will be approximately $60.1 million ($69.2 million if the underwriters exercise their option to purchase 562,500 additional shares of our common stock in full).

We intend to use approximately $60.1 million of the net proceeds from this offering to reduce amounts outstanding under our credit facility. See “Use of proceeds.”

NASDAQ Global Select Market symbol	PETD

Dividend policy	We have not paid dividends on our common stock and do not intend to pay cash dividends in the foreseeable future. In addition, our existing senior credit facility and the indenture governing our outstanding senior notes limit our ability to pay dividends and make other distributions on our common stock.

Risk factors	An investment in the common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk factors” beginning on page S-13 of this prospectus supplement, the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and “Item 1A. Risk Factors” beginning on page 40 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

1 See “Description of Capital Stock” on page 12 of the accompanying prospectus for additional information regarding the common stock to be issued in this offering.

The information above regarding the number of shares of our common stock outstanding is based on 14,905,591 shares of common stock outstanding as of July 31, 2009. The number of shares of our common stock outstanding as of July 31, 2009 does not include 539,571 shares reserved for issuance under our equity compensation plans, of which 274,455 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of June 30, 2009, we had outstanding options to purchase 10,306 shares of our common stock at a weighted average exercise price of $41.90 per share.

Summary financial information

The following tables set forth our summary financial data. The summary financial data for the six months ended June 30, 2009 and 2008 and as of June 30, 2009 have been derived from, and should be read together with, our unaudited condensed consolidated financial statements and the related notes contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which is incorporated by reference into this prospectus supplement. The unaudited condensed consolidated financial statements have been prepared without audit in accordance with accounting principles generally accepted in the United States of America for interim financial information and Article 10 of Regulation S-X of the SEC. In the opinion of our management, the unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position, results of operations and cash flows for the periods presented. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future reporting period. The summary financial data for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 have been derived from, and should be read together with, our audited consolidated financial statements and the related notes contained in our Annual Report on Form 10-K for the year ended December 31, 2008, which is incorporated by reference into this prospectus supplement. The summary financial data as of December 31, 2006 has been derived from our audited consolidated financial statements that are not incorporated by reference into this prospectus supplement. As of June 30, 2009, all of our contractual drilling and completion obligations were completed for all of our drilling partnerships and we have no plans to sponsor drilling partnerships in the future. We treat our oil and gas well drilling activities as discontinued operations for all periods presented and have eliminated this segment from our financial reporting. Prior period financial statements have been restated to present the activities of our oil and gas well drilling operations as discontinued operations. The results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following tables together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and our historical consolidated financial statements and the related notes, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,			Six months ended June 30,
($ in thousands, except per share data)	2008	2007	2006	2009	2008

Statement of operations data:
Revenues:
Oil and gas sales	$321,877	$175,187	$115,189	$81,300	$166,195
Sales from natural gas marketing activities	140,263	103,624	131,325	34,756	54,266
Well operations and pipeline income	11,474	9,342	10,704	5,733	4,790
Oil and gas price risk management gain (loss), net	127,838	2,756	9,147	399	(144,108)
Other	293	828	872	53	37

Total revenues	601,745	291,737	267,237	122,241	81,180

	Year ended December 31,			Six months ended June 30,
($ in thousands, except per share data)	2008	2007	2006	2009	2008

Costs and expenses:
Oil and gas production and well operations cost	79,354	49,833	29,981	30,405	39,533
Cost of natural gas marketing activities	139,234	100,584	130,150	33,870	52,238
Exploration expense	45,105	23,551	8,131	8,776	7,750
General and administrative expense	37,715	30,968	19,047	26,878	19,054
Depreciation, depletion and amortization	104,575	70,844	33,735	68,188	43,236

Total costs and expenses	405,983	275,780	221,044	168,117	161,811
Gain on sale of leaseholds	—	33,291	328,000	120	—

Income (loss) from operations	195,762	49,248	374,193	(45,756)	(80,631)
Interest income	591	2,662	8,050	32	346
Interest expense	(28,132)	(9,279)	(2,443)	(17,803)	(11,326)

Income (loss) from continuing operations before income taxes	168,221	42,631	379,800	(63,527)	(91,611)
Provision (benefit) for income taxes	59,089	16,505	146,698	(24,632)	(33,187)

Income (loss) from continuing operations	109,132	26,126	233,102	(38,895)	(58,424)
Income from discontinued operations, net of tax	4,177	7,083	4,670	113	3,784

Net income (loss)	$113,309	$33,209	$237,772	$(38,782)	$(54,640)

Earnings (loss) per share
Basic
Continuing operations	$7.41	$1.77	$14.89	$(2.63)	$(3.96)
Discontinued operations	0.28	0.48	0.29	0.01	0.25

Net income (loss)	7.69	2.25	15.18	(2.62)	(3.71)

Diluted
Continuing operations	$7.35	$1.76	$14.81	$(2.63)	$(3.96)
Discontinued operations	0.28	0.48	0.30	0.01	0.25

Net income (loss)	7.63	2.24	15.11	(2.62)	(3.71)

Weighted average common and common equivalent shares outstanding
Basic	14,736	14,744	15,660	14,802	14,740

Diluted	14,848	14,841	15,741	14,802	14,740

	December 31,
($ in thousands)	2008	2007	2006	June 30, 2009

Balance sheet data:
Cash and cash equivalents(1)	$50,950	$84,751	$194,326	$21,904
Restricted cash—current	19,030	14,773	519	16,178
Fair value of derivatives—current asset	116,881	4,817	15,012	97,881
Fair value of derivatives—non current asset	47,155	193	1,146	12,876
Working capital (deficit)	31,266	(50,212)	29,180	37,147
Properties and equipment, net	1,033,078	845,864	394,217	1,030,875
Total assets	1,402,704	1,050,479	884,287	1,307,808
Long-term debt	394,867	235,000	117,000	418,512
Fair value of derivatives—current liability	4,766	6,291	2,545	8,325
Fair value of derivatives—non current liability	5,720	93	—	38,198
Total liabilities	890,429	654,194	524,143	831,517

	Year ended December 31,			Six months ended June 30,
($ in thousands)	2008	2007	2006	2009	2008

Cash flow data:
Net cash provided by operating activities	$139,101	$60,304	$67,390	$60,659	$67,730
Net cash used in investing activities	(323,041)	(267,421)	(9,626)	(104,043)	(126,609)
Net cash provided by financing activities	150,139	97,542	46,452	14,338	7,388

(1)	Includes cash and cash equivalents related to discontinued operations of $1.7 million, $68.4 million and $54.8 million at December 31, 2008, 2007 and 2006, respectively.

Summary reserve information

The table below sets forth information regarding our estimated proved reserves as of December 31, 2008, 2007 and 2006 based on estimates made in reserve reports prepared by our independent reserve engineers. Reserves cannot be measured exactly because reserve estimates involve subjective judgments. The estimates must be reviewed periodically and adjusted to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes. Neither the estimated future net cash flows nor the standardized measure is intended to represent the current market value of the estimated oil and natural gas reserves we own.

	December 31,
	2008	2007	2006

	(unaudited)

Estimated proved oil and natural gas reserves:
Oil (MBbl)	15,037	15,338	7,272
Natural gas (MMcf)	662,857	593,563	279,078
Total proved reserves (MMcfe)	753,079	685,591	322,710
Proved developed reserves (MMcfe)	329,669	317,884	165,690
Estimated future net cash flows (in thousands)(1)	$1,056,890	$1,847,485	$525,454
Standardized measure (in thousands)(1)(2)	$356,805	$753,071	$215,662

(1)	Estimated future net cash flow represents the estimated future gross revenue to be generated from the production of proved reserves, net of estimated production costs, future development costs and income tax expense, using prices and costs in effect at December 31 for each respective year. For the weighted average wellhead prices used in our reserve reports, see Note 18, “Supplemental Oil and Gas Information,” of our consolidated financial statements included our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. These prices should not be interpreted as a prediction of future prices, nor do they reflect the value of our commodity hedges in place at December 31 for each respective year. The amounts shown do not give effect to non-property related expenses, such as corporate general and administrative expenses and debt service, nor to depreciation, depletion and amortization.

(2)	The standardized measure of discounted future net cash flow is calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, which requires the future cash flows to be discounted. The discount rate used was 10%. Additional information on this measure, including a description of changes in this measure from year to year, is presented in Note 18, “Supplemental Oil and Gas Information,” of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Summary operating information

The following table sets forth summary operating information for the periods ended December 31, 2008, 2007 and 2006 and for the periods ended June 30, 2009 and 2008.

	Year ended December 31,			Six months ended June 30,
($ in thousands, except average sales prices)	2008	2007	2006	2009	2008

Production(1):
Oil (Bbls)	1,160,408	910,052	631,395	686,749	512,050
Natural gas (Mcf)	31,759,792	22,513,306	13,160,784	18,243,132	14,204,006
Natural gas equivalents (Mcfe)(2)	38,722,240	27,973,618	16,949,154	22,363,626	17,276,306
Oil and gas sales:
Oil sales	$104,168	$55,196	$37,460	$31,872	$52,354
Gas sales	221,734	119,991	77,729	52,009	118,036
Provision for royalty litigation and provision for underpayment of gas sales	(4,025)	—	—	(2,581)	(4,195)

Total oil and gas sales	$321,877	$175,187	$115,189	$81,300	$166,195

Realized gains (losses) on derivatives, net:
Oil derivatives—realized gains (losses)	$(3,145)	$(177)	$—	$12,112	$(5,700)
Natural gas derivatives—realized gains (losses)	12,632	7,350	1,895	48,809	(12,065)

Total realized gains (losses) on derivatives, net	$9,487	$7,173	$1,895	$60,921	$(17,765)

Average sales price (excluding realized gains (losses) on derivatives):
Oil (per Bbl)	$89.77	$60.65	$59.33	$46.41	$102.24
Natural gas (per Mcf)	$6.98	$5.33	$5.91	$2.85	$8.31
Natural gas equivalent (per Mcfe)	$8.42	$6.26	$6.80	$3.75	$9.86
Average sales price (including realized gains (losses) on derivatives):
Oil (per Bbl)	$87.06	$60.46	$59.33	$64.05	$91.11
Natural gas (per Mcf)	$7.38	$5.66	$6.05	$5.53	$7.46
Natural gas equivalent (Mcfe)	$8.66	$6.52	$6.91	$6.47	$8.83
Average lifting cost per Mcfe(3)	$1.07	$0.90	$0.76	$0.79	$1.13

(1)	Production is net and determined by multiplying the gross production volume of properties in which we have an interest by the percentage of the leasehold or other property interest we own.

(2)	We used a ratio of energy content of natural gas and oil (six Mcf of natural gas equals one Bbl of oil) to obtain a conversion factor to convert oil production into equivalent Mcf of natural gas.

(3)	Lifting costs represent oil and natural gas operating expenses which exclude production taxes.

Special note regarding forward-looking statements

This prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements, which include statements of estimated oil and natural gas production and reserves, drilling plans, future cash flows, anticipated liquidity, anticipated capital expenditures and our management’s strategies, plans and objectives. However, these are not the exclusive means of identifying forward-looking statements. Although forward-looking statements contained in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus reflect our good faith judgment as of the respective dates of the statements, these statements can only be based on facts and factors known to us as of the respective dates of the statements. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of, natural gas and oil, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Important factors that could cause actual results to differ materially from the forward looking statements include, but are not limited to:

•	changes in production volumes, worldwide demand, and commodity prices for oil and natural gas;

•	the timing and extent of our success in discovering, acquiring, developing and producing natural gas and oil reserves;

•	our ability to acquire leases, drilling rigs, supplies and services at reasonable prices;

•	the availability and cost of capital to us;

•	risks incident to the drilling and operation of natural gas and oil wells;

•	future production and development costs;

•	the availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

•	the effect of existing and future laws, governmental regulations and the political and economic climate of the United States of America;

•	the effect of natural gas and oil derivatives activities;

•	conditions in the capital markets; and

•	losses possible from pending or future litigation.

Further, we urge you to carefully review and consider the disclosures made in this prospectus supplement and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including the risks and uncertainties that may affect our business as set forth in “Risk factors” beginning on page S-13 of this prospectus supplement, in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, “Item 1A. Risk Factors” beginning on page 40 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and our other documents we subsequently file with the SEC. We caution you not to place undue reliance on forward-looking statements, which speak only as of the respective dates on which they were made. We undertake no obligation to update any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus supplement or currently unknown facts or conditions or the occurrence of unanticipated events.

Risk factors

An investment in our common stock offered by this prospectus supplement and the accompanying prospectus involves a high degree of risk. You should carefully consider the following risk factors in addition to the remainder of this prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. In addition, you should carefully consider, among other things, the matters discussed in the “Risk Factors” section of our Annual report on Form 10-K for the fiscal year ended December 31, 2008, “Item 1A. Risk Factors” beginning on page 40 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, and in other documents that we subsequently file with the SEC, all of which are incorporated by reference into this prospectus supplement and the accompanying prospectus. The risks and uncertainties described in these incorporated documents and described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special note regarding forward-looking statements.”

Risks relating to the offering and our common stock

The price of our common stock has been and may continue to be highly volatile, which may make it difficult for stockholders to sell our common stock when desired or at attractive prices.

The market price of our common stock is highly volatile, and we expect it to continue to be volatile for the foreseeable future. For example, from January 1, 2008 through the date of this prospectus supplement our common stock traded at a high price of $79.09 and a low price of $9.39. Adverse events, including, among others:

•	changes in production volumes, worldwide demand and commodity prices for oil and natural gas resources;

•	changes in market prices of natural gas and crude oil;

•	changes in interest rates;

•	announcements regarding adverse timing or lack of success in discovering, acquiring, developing and producing natural gas and oil resources;

•	decreases in the amount of capital available to us; or

•	operating results that fall below market expectations;

could trigger significant declines in the price of our common stock. In addition, external events, such as news concerning economic conditions, counterparties in our natural gas or oil derivatives arrangements, changes in government regulations impacting the natural gas and oil exploration and production industries or the movement of capital into or out of our industry, also are likely to affect the price of our common stock, regardless of our operating performance. Furthermore, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally could affect the price of our common stock. Recently, the stock markets have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our common stock.

Investors in this offering may experience future dilution.

In order to raise additional capital, effect acquisitions, or for other purposes, we may in the future offer additional shares of our common stock or other securities convertible into, or exchangeable for, our common stock at prices that may not be the same as the price per share of this offering. We have an effective shelf registration statement from which additional shares of common stock and other securities can be offered. We cannot assure you that we will be able to sell shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of our common stock or related securities in future transactions is less than the price per share in this offering, investors who purchase our common stock in this offering will suffer a dilution of their investment.

Sales of a significant number of shares of our common stock in the public markets, or the perception that such sales could occur, could depress the market price of our common stock.

Sales of a substantial number of shares of our common stock could depress the market price of our common stock, and impair our ability to raise capital through the sale of additional equity securities. We, our directors and our executive officers have agreed not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, subject to certain exceptions. J.P. Morgan Securities Inc. may, in its sole discretion, release the restrictions on any such shares at any time without notice. We cannot predict the effect that future sales of our common stock would have on the market price of our common stock.

Our articles of incorporation, bylaws, stockholders rights plan and Nevada law contain provisions that may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt, which may adversely affect the market price of our common stock.

Our articles of incorporation authorize our board of directors to issue preferred stock without shareholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. We gave adopted a stockholders rights plan that will dilute the stock ownership of acquirers of our common stock upon the occurrence of certain events. In addition, some provisions of our articles of incorporation, bylaws and Nevada law could make it more difficult for a third party to acquire control of us including:

•	the organization of our board of directors as a classified board, which allows no more than approximately one-third of our directors to be elected each year;

•	the prohibition of shareholder action by written consent;

•	limitations on the ability of our shareholders to call special meetings; and

•	the applicability of Nevada’s Control Shares law which governs the “acquisition” of a “controlling interest” of “issuing corporations.”

Please read “Description of Capital Stock—Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws” in the accompanying prospectus for more information about these provisions.

Because we have no plans to pay dividends on our common stock, investors must look solely to stock appreciation for a return on their investment in us.

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansions. In addition, our existing senior credit facility and the indenture governing our senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any debt agreements which we may enter into from time to time.

Equity compensation plans may cause a future dilution of our common stock.

To the extent options to purchase common stock under our employee and directors stock option plans are exercised, or shares of restricted stock are issued based on satisfaction of vesting requirements of our time-based restricted share awards lapse or price vesting triggers under the market-based restricted share awards granted to our executive officers are satisfied, holders of our common stock will experience dilution.

As of July 31, 2009, there were 539,571 shares reserved for issuance under our equity compensation plans, of which 274,455 restricted shares have been granted and are subject to issuance in the future based on the satisfaction of certain time-based or market-based vesting criteria established pursuant to the respective awards. In addition, as of June 30, 2009, we had outstanding options to purchase 10,306 shares of our common stock at a weighted average exercise price of $41.90 per share.

Risks relating to taxes

Certain federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

Among the changes contained in President Obama’s budget proposal, released by the White House on February 26, 2009, is the elimination of certain key U.S. federal income tax preferences currently available to oil and gas exploration and production companies. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. Additionally, the Senate Bill version of the Oil Industry Tax Break Repeal Act of 2009 was introduced on April 23, 2009, and includes many of the proposals outlined in President Obama’s budget proposal. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of any legislation as a result of the budget proposal, the Senate Bill or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operation.

Use of proceeds

Assuming an offering price of $17.07 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on August 7, 2009, our net proceeds from this offering, after deducting the underwriting discount and estimated fees and expenses, will be approximately $60.1 million ($69.2 million if the underwriters exercise their option to purchase 562,500 additional shares of our common stock in full).

We intend to use approximately $60.1 million of the net proceeds from this offering to reduce amounts outstanding under our credit facility. The indebtedness outstanding under our credit facility is due on May 22, 2012. As of June 30, 2009, interest on amounts outstanding under our credit facility was accruing at the annual rate of 3.8%.

The foregoing represents our intentions based upon our present plans and business conditions. The occurrence of unforeseen events or changed business conditions, however, could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus supplement.

Capitalization

The following table sets forth our capitalization as of June 30, 2009 on:

•	an actual basis; and

•	an as-adjusted basis to reflect this offering assuming an offering price of $17.07 per share, the last reported sale price of our common stock on The NASDAQ Global Select Market on August 7, 2009 and the use of net proceeds of this offering as described in “Use of proceeds.”

This table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes, incorporated by reference into this prospectus supplement and the accompanying prospectus and “Use of proceeds” in this prospectus supplement.

The table assumes no exercise of the underwriters’ over-allotment option to purchase up to an additional 562,500 shares of common stock.

	As of June 30, 2009
(in thousands, except share and per share data)	Actual	As-adjusted(1)

Cash and cash equivalents(2)	$21,904	$21,904

Long-term debt:
Credit facility	$218,000	$157,858
12% senior notes due 2018, net of discount of $2.5 million(3)	200,512	200,512

Total long-term debt	418,512	358,370

Shareholders’ equity:
Preferred shares, par value $0.01 per share; authorized 50,000,000 shares; issued: none	—	—
Common shares, par value $0.01 per share; authorized 100,000,000 shares; issued: 14,889,611 as of June 30, 2009 (18,639,611) shares, as-adjusted	149	186
Treasury shares, at cost; 7,677 shares as of June 30, 2009	(303)	(303)
Additional paid-in capital	8,659	68,764
Retained earnings	467,124	467,124

Total shareholders’ equity	475,629	535,771
Noncontrolling interest in WWWV, LLC	662	662

Total equity	476,291	536,433

Total capitalization	$894,803	$894,803

(1)	Approximately $60.1 million of the net proceeds from this offering will be used to repay a portion of the indebtedness outstanding under our credit facility. See “Use of proceeds.”

(2)	Cash and cash equivalents excludes restricted cash of $16.2 million as of June 30, 2009.

(3)	As of June 30, 2009, $203.0 million principal amount of our 12% senior notes due February 15, 2018 was outstanding.

Price range of our common stock

Our common stock is traded on The NASDAQ Global Select Market under the symbol “PETD.” The following table includes the high and low sales prices for our common stock as reported on The NASDAQ Global Select Market for the periods presented.

	High	Low

2009
Third quarter (through August 7, 2009)	$18.56	$12.87
Second quarter	20.63	11.21
First quarter	27.91	9.39
2008
Fourth quarter	$44.75	$11.50
Third quarter	68.76	34.15
Second quarter	79.09	66.37
First quarter	73.92	50.75
2007
Fourth quarter	$61.91	$41.65
Third quarter	51.13	35.73
Second quarter	55.24	44.59
First quarter	55.20	40.53

The closing price of our common stock on The NASDAQ Global Select Market on August 7, 2009 was $17.07 per share.

As of July 31, 2009, there were 1,080 holders of record of our issued and outstanding common stock.

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings and other cash resources, if any, for the operation and development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of any future dividends will be at the discretion of our board of directors after taking into account many factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, our existing senior credit facility and the indenture governing our outstanding senior notes limit our ability to pay cash dividends on our common stock. Any future dividends may also be restricted by any loan agreements which we may enter into from time to time.

Certain material United States federal income and estate tax considerations to non-U.S. holders

The following summary is a description of certain material United States federal income and estate tax consequences relating to the purchase, ownership and disposition of our common stock by non-U.S. holders. The discussion is for general information only and does not consider all aspects of federal income and estate taxation that may be relevant to the purchase, ownership and disposition of our common stock by a non-U.S. holder in light of such holder’s personal circumstances. In particular, this discussion does not address the federal income tax consequences of ownership of our common stock by investors that do not hold the stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), or the federal income tax consequences to holders subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or foreign currency;

•	tax-exempt investors;

•	partnerships or other pass-through entities and investors in such entities;

•	United States expatriates;

•	regulated investment companies, banks, thrifts, insurance companies or other financial institutions;

•	persons that hold the common stock as a position in a straddle or as part of a synthetic security or hedge, conversion transaction or other integrated investment;

•	investors that have a functional currency other than the U.S. dollar;

•	persons subject to U.S. federal alternative minimum tax; and

•	investors that are “controlled foreign corporations” or “passive foreign investment companies.”

Holders subject to the special circumstances described above may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not include any non-U.S. income or estate tax laws or state and local tax laws that may be applicable to a particular holder and does not consider any aspects of U.S. federal gift tax law.

Except as otherwise modified for United States federal estate tax purposes, you are a “non-U.S. holder” of our common stock if you are a beneficial owner of the stock and are not, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) organized or created in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust (i) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (ii) that has a valid election in place to be treated as a United States person.

The treatment of a partner in an entity treated as a partnership for United States federal income tax purposes that holds our common stock generally will depend on the status and tax situs of the partner and the activities of the partnership. Partners of partnerships considering the purchase of our common stock should consult their independent tax advisors.

As described in more detail below, the U.S. federal income tax consequences to a non-U.S. holder conducting a trade or business in the U.S. will depend on whether the income or gain at issue is effectively connected with the conduct of such U.S. trade or business.

This summary is based upon the Code, existing and proposed federal income tax regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of purchasing, owning and disposing of our common stock. Any such change may adversely affect a non-U.S. holder.

If you are considering the purchase of our common stock, you should consult an independent tax advisor regarding the application of United States federal income and estate tax laws, as well as other federal tax laws and the laws of any state, local or foreign taxing jurisdiction, to your particular situation.

Dividend distributions

Any distributions with respect to the shares of our common stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and will be subject to U.S. federal withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty, provided that such dividends are not effectively connected with the non-U.S. holder’s conduct of trade or business in the United States. Distributions in excess of our current and accumulated earnings and profits (as determined under U.S. federal income tax principles) will first constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock (determined on a share by share basis), and thereafter will be treated as gain realized on the sale or other disposition of our common stock as described below under “Sale, exchange, redemption or other disposition of stock.”

A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and disclosure requirements (generally by providing us or our paying agent with an IRS Form W-8BEN). If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a trade or business within the United States are not subject U.S. federal withholding tax if you provide us or our paying agent with an IRS Form W-8ECI, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates, unless an applicable income tax treaty provides otherwise. A foreign corporation may be subject to an additional branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends.

Sale, exchange, redemption or other disposition of stock

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of shares of common stock generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	subject to the discussion below, we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a foreign corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain. A non-U.S. holder described in the second bullet point above will be subject to a 30% U.S. federal income tax on the gain derived from the sale, which may be offset by certain U.S. source capital losses.

We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes and it is likely that we will remain one in the future. However, so long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held more than 5% of our common stock (a “greater-than- five percent shareholder”) at any time during the shorter of (i) the five year period preceding the date of disposition or (ii) the holder’s holding period will be subject to U.S. federal income tax on the disposition of our common stock. A greater-than- five percent shareholder generally will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. person, unless an applicable income tax treaty provides otherwise.

Information reporting and backup withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to non-U.S. holders on shares of our common stock and the amount of tax we withhold on these distributions. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding tax (currently at a rate of 28%) on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder’s status as a non-United States person or other exempt status.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, information reporting will apply if a non-U.S. holder sells shares of our common stock outside the United States through a United States broker or a foreign broker with certain U.S. connections. If a sale or other disposition is made through a United States office of any broker, the broker will be required to report the amount of proceeds paid to the non-U.S. holder to the IRS and also backup withhold on that amount unless the non-U.S. holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder’s status as a non-United States person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Federal estate tax

Common stock held by an individual non-U.S. holder (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. is acting as sole book running manager of the offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
BMO Capital Markets Corp.
BNP Paribas Securities Corp.
Calyon Securities (USA) Inc.
ABN AMRO Incorporated
Scotia Capital (USA) Inc.

Total	3,750,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 562,500 additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-	With full over-
	allotment exercise	allotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $350,000.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus, other than the shares of our common stock to be sold hereunder and any shares of our common stock issued upon the exercise of options granted under our existing equity compensation plans. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors and executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (with limited exceptions for the net share settlement of restricted stock units held by executive officers or directors that vest during the lock-up period to satisfy withholding tax obligations upon vesting, and bona fide gifts). Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our common stock is quoted on The NASDAQ Global Select Market under the symbol “PETD.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Select Market, in the over the counter market or otherwise.

In addition, in connection with this offering certain of the underwriters (and selling group members) may engage in passive market making transactions in our common stock on The NASDAQ Global Stock Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on The NASDAQ Global Stock Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

All of the underwriters or their affiliates have performed commercial banking, investment banking or advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In addition, affiliates of each of the underwriters is a lender, and in some cases agents or managers for the lenders, under our revolving credit facility. As of June 30, 2009, there was $218.0 million outstanding under our revolving credit facility. The net proceeds of this offering will be used to repay revolving loans borrowed under our revolving credit facility. Affiliates of each of the underwriters will receive their pro rata share of such repayment. See “Use of proceeds.”

Because more than 10% of the net proceeds from this offering could potentially be paid to affiliates of certain of the underwriters pursuant to the repayment of indebtedness under our revolving credit facility, this offering will be made pursuant to the applicable provisions of FINRA Rule 5110(h) and in compliance with the requirements of NASD Rule 2720(c)(3). The appointment of a qualified independent underwriter is not necessary in connection with this offering, as a “bona fide independent market,” as defined in NASD Rule 2720(b)(3), exists in our shares.

In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the accounts of their customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running manger for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Legal matters

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by White & Case LLP, New York, New York.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered accounting firm, given on the authority of said firm as experts in auditing and accounting.

Our consolidated statements of operations, shareholders’ equity, and cash flows and the financial statement schedule for the year ended December 31, 2006 incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2008, have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The audit report of KPMG dated May 22, 2007 covering the December 31, 2006 consolidated financial statements above refers to a change in accounting for share-based payments and a change in the method of quantifying errors in 2006.

Petroleum Development Corporation has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this prospectus supplement.

Independent petroleum consultants

Certain information contained in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott Company, LP, an independent petroleum and natural gas consulting firm, and has been incorporated by reference into this prospectus supplement and the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference in this prospectus, the information derived from the reports of Ryder Scott Company, LP is included under “Item 1. Business” and “Note 18—Supplemental Oil and Gas Information—Net Proved Oil and Gas Reserves—Unaudited” of the Notes to Consolidated Financial Statements. With respect to this prospectus supplement, the information derived from the reports of Ryder Scott Company, LP is included under “Summary—The company” and “Summary—Summary reserve information” of this prospectus supplement.

Certain information contained in the documents we incorporate by reference into this prospectus supplement and the accompanying prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Wright & Company, an independent petroleum and natural gas consulting firm, and has been incorporated by reference into this prospectus supplement and the accompanying prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2008, incorporated by reference in this prospectus, the information derived from the reports of Wright & Company is included under “Item 1. Business” and in “Note 18—Supplemental Oil and Gas Information—Net Proved Oil and Gas Reserves—Unaudited” of the Notes to Consolidated Financial Statements. With respect to this prospectus supplement, the information derived from the reports of Wright & Company is included under “Summary—The company” and “Summary—Summary reserve information” of this prospectus supplement.

Where you can find more information

We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means that we are required to file reports, proxy statements, and other information, all of which are available for review and copying at the Public Reference Room of the Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room, by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website at http://www.sec.gov where you can access reports, proxy information and registration statements, and other information regarding registrants that file electronically with the SEC through the EDGAR system.

We have filed a registration statement on Form S-3 to register the securities to be issued pursuant to this prospectus. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement because some parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. You may obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

We also maintain an Internet website at http://www.petd.com, which provides additional information about our company through which you can also access our SEC filings. The information set forth on our website is not part of this prospectus supplement.

Incorporation of certain information by reference

The following documents filed with the SEC are incorporated by reference herein:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, including portions of our proxy statement for our Annual Meeting of Shareholders held on June 5, 2009 to the extent specifically incorporated by reference into such Form 10-K;

•	Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009; and

•	Our Current Reports on Form 8-K filed on January 7, 2009, March 5, 2009, April 6, 2009, April 8, 2009, April 29, 2009, May 22, 2009 and May 29, 2009;

•	All documents, or portions thereof, filed by us subsequent to the date of this prospectus supplement, under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made hereby.

Documents, or portions thereof, furnished or deemed furnished by us are not incorporated by reference into this prospectus supplement or the accompanying prospectus. For information with regard to other documents incorporated by reference in the accompanying prospectus, see “Incorporation by Reference” in the accompanying prospectus.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus supplement) by writing or calling us at the following address and telephone number:

Investor Relations Department
Manager Investor Relations
Petroleum Development Corporation
1775 Sherman Street #3000
Denver, CO 80203
(303) 860-5800
IR@petd.com

PROSPECTUS

PETROLEUM DEVELOPMENT CORPORATION

$500,000,000
Debt Securities
Common Stock
Preferred Stock
Depositary Shares
Warrants
Purchase Contracts
Units

We may offer from time to time to sell debt securities, common stock, preferred stock, either separately or represented by depositary shares, warrants and purchase contracts, as well as units that include any of these securities or securities of other entities. The debt securities may be senior, senior subordinated or subordinated and may be secured or unsecured. The securities covered by this prospectus may be offered and sold by us in one or more offerings. The debt securities, preferred stock, warrants and purchase contracts may be convertible into or exercisable or exchangeable for common stock or preferred stock or other of our securities or securities of one or more other entities. Shares of our common stock are traded on The NASDAQ Global Select Market under the symbol “PETD.”

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered will be described in a supplement to this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 30, 2009.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the website or at the offices of the Securities and Exchange Commission, or the SEC, mentioned under the heading “Where You Can Find More Information.”

ABOUT THIS PROSPECTUS

We may from time to time sell the securities in one or more offerings. This prospectus provides you with a general description of the securities. Each time we offer the securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also supplement, modify, or supersede other information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the information incorporated by reference as described below under the heading “Incorporation by Reference.”

You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. We are not offering the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at www.sec.gov or from our website at www.petd.com. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C., located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information about us is also available at our website at www.petd.com. However, the information on our website is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Any information that is part of this prospectus or any prospectus supplement that speaks as of a later date than any other information that is part of this prospectus or any prospectus supplement updates or supersedes such other information. We incorporate by reference in this prospectus the documents listed below and any documents or portions thereof that we file with the SEC after the date of this prospectus under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell, or otherwise terminate the offering of, all of the securities that may be offered by this prospectus. We do not, however, incorporate by reference in this prospectus any documents or portions thereof, or any other information, that we furnish or are deemed to furnish, and not file, with the SEC in accordance with the SEC rules.

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as amended by amendment no. 1 thereto filed on April 29, 2008;

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Our Current Reports on Form 8-K filed on January 7, 2008, January 14, 2008, January 29, 2008, February 7, 2008 (with respect to the report dated February 1, 2008), February 12, 2008 (with respect to the two reports, each of which is dated February 8, 2008), February 19, 2008, February 22, 2008, March 13, 2008 (with respect to the reports dated March 7, 2008 and March 12, 2008), March 28, 2008, May 13, 2008 (with respect to the event dated May 9, 2008), June 6, 2008, June 13, 2008, June 26, 2008, July 14, 2008, July 21, 2008, July 23, 2008, August 8, 2008 (with respect to the report dated August 6, 2008), August 29, 2008, September 19, 2008, October 29, 2008, November 6, 2008, November 12, 2008, November 14, 2008, November 20, 2008, January 7, 2009 and January 13, 2009;

•	The description of our common stock, par value $0.01 per share, as set forth under the caption “Description of Capital Stock” presented on pages 43-44 in the prospectus portion of our Registration Statement on Form S-2 (SEC File No. 333-36369), filed with the SEC on October 31, 1997 and our prospectus dated November 4, 1997, filed with the SEC on November 4, 1997; and

•	The description of our rights to purchase shares of our common stock, par value $0.01 per share, contained in our Registration Statement on Form 8-A filed on September 14, 2007, including any amendments thereto.

You may obtain, free of charge, a copy of any of these documents (other than exhibits to these documents unless the exhibits specifically are incorporated by reference into these documents or referred to in this prospectus) by writing or calling us at the following address and telephone number:

Investor Relations Department
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, WV 26330
800-624-3821

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 regarding our business, financial condition, results of operations and prospects. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “predicts,” “outlook,” “potential” and similar expressions or variations of such words are intended to identify forward-looking statements herein, which include statements of estimated oil and gas production and reserves, drilling plans, future cash flows, anticipated capital expenditures and our management’s strategies, plans and objectives. However, these are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties, including risks and uncertainties incidental to the exploration for, and the acquisition, development, production and marketing of, natural gas and oil, and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Important factors that could cause actual results to differ materially from the forward looking statements include, but are not limited to:

•	changes in production volumes, worldwide demand, and commodity prices for petroleum natural resources;

•	the timing and extent of our success in discovering, acquiring, developing and producing natural gas and oil reserves;

•	our ability to acquire leases, drilling rigs, supplies and services at reasonable prices;

•	the availability and cost of capital to us;

•	risks incident to the drilling and operation of natural gas and oil wells;

•	future production and development costs;

•	the availability of sufficient pipeline and other transportation facilities to carry our production and the impact of these facilities on price;

•	the effect of existing and future laws, governmental regulations and the political and economic climate of the United States;

•	the effect of natural gas and oil derivatives activities; and

•	conditions in the capital markets.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to update publicly any forward-looking statements in order to reflect any event or circumstance occurring after the date of this prospectus or currently unknown facts or conditions or the occurrence of unanticipated events.

This list of factors is not exhaustive, and new factors may emerge or changes to these factors, which would have an impact on our business, may occur. Additional information regarding these and other factors may be contained in our filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. All such factors are difficult to predict, contain material uncertainties that may affect actual results and may be beyond our control.

DESCRIPTION OF DEBT SECURITIES

General

The debt securities that we may offer by this prospectus consist of notes, debentures, or other evidences of our indebtedness, which we refer to collectively as “debt securities.” We may issue debt securities in one or more series under the indenture, dated as of February 8, 2008, between us and The Bank of New York, a New York banking corporation, as trustee, or under another indenture. In addition, we have issued $203.0 million aggregate principal amount of 12% senior notes, which are due February 15, 2018, under the indenture, as supplemented by the first supplemental indenture thereto, dated as of February 8, 2008, between us and The Bank of New York, as trustee. We also may “reopen” the series of our 12% senior notes due 2018 and, thereby, issue debt securities which are additional notes under the indenture and first supplemental indenture thereto.

Copies of the indenture and the first supplemental indenture thereto, which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part, are incorporated herein by reference. The terms of the debt securities include the terms set forth in the indenture, and any supplemental indenture under which we issue the debt securities, as well as those made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. Except as otherwise defined in this prospectus, capitalized terms used in this prospectus have the respective meanings given to them in the indenture under which the debt securities are issued.

The provisions of the indenture will generally be applicable to all of the debt securities. Selected provisions of the indenture are described in this prospectus. In this description, the words “PDC,” “we,” “us,” and “our” refer only to Petroleum Development Corporation, and not to any of our subsidiaries or affiliates. Additional or different provisions that are applicable to a particular series of debt securities will, if material, be described in a prospectus supplement relating to the offering of debt securities of that series. These provisions may include, among other things and to the extent applicable, the following:

•	the title of the debt securities;

•	the extent, if any, to which the debt securities are subordinated in right of payment to our other indebtedness;

•	any provisions relating to any security provided for the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	any guarantees applicable to the debt securities, and any subordination provisions or other limitations applicable to any such guarantees;

•	the persons to whom any interest on the debt securities will be payable, if other than the registered holders thereof on the regular record date therefor;

•	the date or dates on which the principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest will be payable and the regular record dates for interest payment dates;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the period or periods, if any, within which, and the price or prices at which, the debt securities may be redeemed, in whole or in part, at our option;

•	our obligation, if any, to redeem or purchase the debt securities pursuant to sinking fund or similar provisions and the terms and conditions of any such redemption or purchase;

•	the denominations in which the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•	the currency, currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on the debt securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto;

•	any index or formula used to determine the amount of payments of principal of and any premium or interest on the debt securities;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary, if any, for the global securities;

•	the terms and conditions, if any, pursuant to which the debt securities are convertible into or exchangeable for our common stock or other securities of us or any other person;

•	the principal amount (or any portion of the principal amount) of the debt securities which will be payable upon any declaration of acceleration of the maturity of the debt securities pursuant to an event of default; and

•	the applicability to the debt securities of the provisions described in “— Defeasance” below.

We may issue debt securities at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to any debt security issued with original issue discount (an “original issue discount security”) may be described in an applicable prospectus supplement.

If the purchase price of any series of the debt securities is payable in a foreign currency or currency unit or if the principal of or any premium or interest on any series of the debt securities is payable in a foreign currency or currency unit, the restrictions, elections, general tax considerations, specific terms, and other information with respect to the debt securities and the applicable foreign currency or currency unit will be set forth in an applicable prospectus supplement.

Unless otherwise indicated in an applicable prospectus supplement:

•	the debt securities will be issued only in fully registered form (without coupons) in denominations of $1,000 or integral multiples thereof; and

•	payment of principal, premium, if any, and interest on the debt securities will be payable, and the exchange, conversion, and transfer of debt securities will be registrable, at our office or agency maintained for those purposes and at any other office or agency maintained for those purposes. No service charge will be made for any registration of transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee identified in an applicable prospectus supplement. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except:

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or another nominee of the depositary;

•	by the depositary or any nominee of the depositary to a successor depositary or a nominee of the successor depositary; or

•	in any other circumstances described in an applicable prospectus supplement.

The specific terms of the depositary arrangement with respect to any debt securities to be represented by a global security will be described in an applicable prospectus supplement. We expect that the following provisions will apply to depositary arrangements.

Unless otherwise specified in an applicable prospectus supplement, any global security that represents debt securities will be registered in the name of the depositary or its nominee. Upon the deposit of a global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that are participants in such system. The accounts to be credited will be designated by the underwriters or agents of the debt securities or by us, if the debt securities are offered and sold directly by us.

Ownership of beneficial interests in debt securities represented by a global security will be limited to participants in the book-entry registration and transfer system of the applicable depositary or persons that may hold interests through those participants. Ownership of those beneficial interests by participants will be shown on, and the transfer of ownership will be effected only through, records maintained by the depositary or its nominee for such global security. Ownership of such beneficial interests by persons that hold through such participants will be shown on, and the transfer of such ownership will be effected only through, records maintained by the participants. The laws of some jurisdictions require that specified purchasers of securities take physical delivery of their securities in definitive form. These laws may impair your ability to transfer beneficial interests in a global security.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in an applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have any of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any such debt securities in certificated form, and will not be considered the owners or holders of the debt securities for any purpose under the indenture. Accordingly, each person owning a beneficial interest in debt securities represented by a global security must rely on the procedures of the applicable depositary and, if the person is not a participant in the book-entry registration and transfer system of the applicable depositary, on the procedures of the participant through which the person owns its interest, to exercise any rights of an owner or holder of debt securities under the indenture.

We understand that, under existing industry practices, if an owner of a beneficial interest in debt securities represented by a global security desires to give any notice or take any action that an owner or holder of debt securities is entitled to give or take under the indenture:

•	the applicable depositary would authorize its participants to give the notice or take the action; and

•	the participants would authorize persons owning the beneficial interests through the participants to give the notice or take the action or would otherwise act upon the instructions of the persons owning the beneficial interests.

Principal of and any premium and interest on debt securities represented by a global security will be payable in the manner described in an applicable prospectus supplement. Payment of principal of, and any premium or interest on, debt securities represented by a global security will be made to the applicable depositary or its nominee, as the case may be, as the registered owner or the holder of the global security. None of us, the trustee, any paying agent, or the registrar for debt securities represented by a global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in those debt securities or for maintaining, supervising, or reviewing any records relating to those beneficial ownership interests.

Certain Covenants

Maintenance of Office or Agency.  We will be required to maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer, or exchange.

Paying Agents, Etc.  If we act as our own paying agent with respect to any series of debt securities, on or before each due date of the principal of or interest on any of the debt securities of that series, we will be required to segregate and hold in trust for the benefit of the persons entitled to payment a sum sufficient to pay the amount due and to notify the trustee promptly of our action or failure to act. If we have one or more paying agents for any series of debt securities, prior to each due date of the principal of or interest on any debt securities of that series, we will be required to deposit with a paying agent a sum sufficient to pay the amount due and, unless the paying agent is the trustee, to promptly notify the trustee of our action or failure to act. All moneys paid by us to a paying agent for the payment of principal of or interest on any debt securities that remain unclaimed for two years after the principal or interest has become due and payable may be repaid to us, and thereafter the holder of those debt securities may look only to us for payment thereof.

Existence.  We will be required to, and will be required to cause our subsidiaries to, preserve and keep in full force and effect our and their existence, charter rights, statutory rights, and franchises, except to the extent that our board of directors determines that the preservation thereof no longer is desirable in the conduct of our business.

Restrictive Covenants.  Any restrictive covenants applicable to any series of debt securities will be described in an applicable prospectus supplement.

Events of Default

The following are Events of Default under the indenture with respect to debt securities of any series:

(1) default in the payment of any interest on any debt security of that series when due, which default continues for 30 days;

(2) default in the payment when due of the principal of or premium, if any, on any debt security of that series when due;

(3) default in the deposit of any sinking fund payment when due;

(4) default in the performance, or breach, of certain of our covenants set forth in Article 10 of the indenture, including covenants relating to:

•	the requirement that we maintain an office in the United States where debt securities of that series may be presented or surrendered for payment and registration of transfer or exchange and where notices and demands may be served upon us in respect of debt securities of that series and the indenture,

•	the requirement to hold in trust funds for payments with respect to debt securities of that series if we act as paying agent with respect to debt securities of that series,

•	the requirement that PDC and any guarantor maintain their existence, rights and franchises, subject to certain specified limitations, and

•	the requirement that PDC and any guarantor deliver to the trustee an officer’s certificate relating to compliance with conditions and covenants of the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 90 days after written notice thereof has been given to us as provided in the indenture;

(5) default in the performance, or breach, of any other of our covenants in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which default or breach continues for 180 days after written notice thereof has been given to us as provided in the indenture;

(6) specified events of bankruptcy, insolvency, or reorganization involving us or certain of our subsidiaries; and

(7) any other Event of Default provided with respect to debt securities of that series.

Pursuant to the Trust Indenture Act, the trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of debt securities, to give to the holders of the debt securities of that series notice of all uncured defaults known to it, except that:

•	in the case of a default in the performance of any covenant of the character contemplated in clause (4) or (5) above, no notice will be given until at least 30 calendar days after the occurrence of the default; and

•	other than in the case of a default of the character contemplated in clause (1), (2), or (3) above, the trustee may withhold notice if and so long as it in good faith determines that the withholding of notice is in the interests of the holders of the debt securities of that series.

If an Event of Default described in clause (6) above occurs, the principal of, premium, if any, and accrued interest on the debt securities of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of the debt securities of that series. If any other Event of Default with respect to debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may, under specified circumstances, rescind and annul such acceleration. See “— Modification and Waiver” below.

Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will have no obligation to exercise any of its rights or powers under the indenture at the request or direction of the holders of debt securities, unless holders of debt securities shall have furnished to the trustee reasonable security or indemnity. Subject to the provisions of the indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the indenture or for any remedy thereunder unless:

•	the holder has previously given to the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the same series have requested the trustee to institute a proceeding in respect of the Event of Default;

•	the holder or holders have furnished reasonable indemnity to the trustee to institute the proceeding as trustee;

•	the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of the same series a direction inconsistent with the request; and

•	the trustee has failed to institute the proceeding within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of and interest on such debt security on or after the applicable due dates for the payment of such principal and interest.

We are required to furnish to the trustee annually a statement as to our performance of our obligations under the indenture and as to any default in our performance.

Any additional Events of Default with respect to any series of debt securities, and any variations from the foregoing Events of Default applicable to any series of debt securities, will be described in an applicable prospectus supplement.

Modification and Waiver

In general, modifications and amendments of the indenture may be made by us and the trustee with the consent of the holders of not less than a majority in principal amount of the debt securities of each series affected thereby. However, no modification or amendment of the indenture may, without the consent of the holder of each debt security affected thereby:

•	change the stated maturity of, or any installment of principal of, or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any debt security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or premium, if any, or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity or prepayment date thereof; or

•	reduce the percentage in principal amount of debt securities of any series required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive our compliance with specified covenants of the indenture. The holders of at least a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except:

•	a default in the payment of the principal of, or premium, if any, or interest on, any debt security of that series; or

•	a default of a provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of that series.

Defeasance

Unless otherwise specified in a prospectus supplement applicable to a particular series of debt securities and except as described below, upon compliance with the applicable requirements described below, we:

(1) will be deemed to have been discharged from our obligations with respect to the debt securities of that series; or

(2) will be released from our obligations to comply with certain covenants described under “— Certain Covenants” above with respect to the debt securities of that series, and the occurrence of an event described in any of clauses (3), (4), (5), (6), and (8) under “— Events of Default” above will no longer be an Event of Default with respect to the debt securities of that series except to the limited extent described below.

Following any defeasance described in clause (1) or (2) above, we will continue to have specified obligations under the indenture, including obligations to register the transfer or exchange of debt securities of the applicable series; replace destroyed, stolen, lost, or mutilated debt securities of the applicable series; maintain an office or agency in respect of the debt securities of the applicable series; and hold funds for payment to holders of debt securities of the applicable series in trust. In the case of any defeasance described in clause (2) above, any failure by us to comply with our continuing obligations may constitute an Event of Default with respect to the debt securities of the applicable series as described in clause (5) under “— Events of Defaults” above.

In order to effect any defeasance described in clause (1) or (2) above, we must irrevocably deposit with the trustee, in trust, money or specified government obligations (or depositary receipts therefor) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay all of the principal of, premium, if any, and interest on the debt securities of such series on the dates such payments are due in accordance with the terms of such debt securities. In addition:

•	no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the indenture shall have occurred and be continuing on the date of such deposit;

•	no Event of Default described in clause (7) under “— Events of Default” above or event that with the giving of notice or lapse of time, or both, would become an Event of Default described in such clause (7) shall have occurred and be continuing at any time on or prior to the 90th calendar day following the date of deposit;

•	in the event of any defeasance described in clause (1) above, we shall have delivered an opinion of counsel, stating that (a) we have received from, or there has been published by, the IRS a ruling or (b) there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred; and

•	in the event of any defeasance described in clause (2) above, we shall have delivered an opinion of counsel to the effect that, among other things, the holders of the debt securities of such series will not recognize gain or loss for United States federal income tax purposes as a result of such deposit or defeasance and will be subject to United States federal income tax in the same manner as if such defeasance had not occurred.

If we fail to comply with our remaining obligations under the indenture with respect to the debt securities of the applicable series following a defeasance described in clause (2) above and the debt securities of that series are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations on deposit with the trustee may be insufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such payments.

Satisfaction and Discharge

We, at our option, may satisfy and discharge the indenture (except for specified obligations of us and the trustee, including, among others, the obligations to apply money held in trust) when:

•	either:

(1) all of our debt securities previously authenticated and delivered under the indenture (subject to specified exceptions relating to debt securities that have otherwise been satisfied or provided for) have been delivered to the trustee for cancellation; or

(2) all of our debt securities not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee, and we have deposited or caused to be deposited with the trustee as trust funds for such purpose an amount sufficient to pay and discharge the entire indebtedness on such debt securities, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be;

•	we have paid or caused to be paid all other sums payable by us under the indenture; and

•	we have delivered to the trustee an officer’s certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the indenture have been satisfied.

Limitations on Merger and Other Transactions

Prior to the satisfaction and discharge of the indenture, we may not consolidate with or merge with or into any other person, or transfer all or substantially all of our properties and assets to another person unless:

•	either:

(1) we are the continuing or surviving person in the consolidation or merger; or

(2) the person (if other than us) formed by the consolidation or into which we are merged or to which all or substantially all of our properties and assets are transferred is a corporation, partnership, limited liability company, business trust, trust or other legal entity organized and validly existing under the laws of the United States, any State thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all of our obligations under the debt securities and the indenture;

•	immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists; and

•	an officer’s certificate is delivered to the trustee to the effect that both of the conditions set forth above have been satisfied and an opinion of outside counsel has been delivered to the trustee to the effect that the first condition set forth above has been satisfied.

The continuing, surviving, or successor person will succeed to and be substituted for us with the same effect as if it had been named in the indenture as a party thereto, and thereafter the predecessor person will be relieved of all obligations and covenants under the indenture and the debt securities.

Governing Law

The indenture is, and the debt securities will be, governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The indenture contains specified limitations on the right of the trustee, should it become our creditor within three months of, or subsequent to, a default by us to make payment in full of principal of or interest on any series of debt securities issued pursuant to the indenture when and as the same becomes due and payable, to obtain payment of claims, or to realize for its own account on property received in respect of any such claim as security or otherwise, unless and until such default is cured. However, the trustee’s rights as our creditor will not be limited if the creditor relationship arises from, among other things:

•	the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the trustee;

•	specified advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the indenture;

•	disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian, or paying agent or in any other similar capacity;

•	indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

•	the acquisition, ownership, acceptance, or negotiation of specified drafts, bills of exchange, acceptances, or other obligations.

The indenture does not prohibit the trustee from serving as trustee under any other indenture to which we may be a party from time to time or from engaging in other transactions with us. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939 and there is an Event of Default with respect to any series of debt securities, the trustee must eliminate the conflict or resign.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Subject to the restrictions described below, the holders of our common stock are entitled to receive dividends from funds legally available when, as and if declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any preferred stock.

Except as otherwise provided by law and subject to the voting rights of our preferred stock of any series that may be outstanding from time to time, the holders of common stock are entitled to one vote for each share held on all matters as to which stockholders are entitled to vote. The holders of common stock do not have cumulative voting rights. The holders of common stock do not have any preferential, subscriptive or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our common stock is not subject to redemption. All of our issued and outstanding common stock is fully paid and non-assessable.

Preferred Stock

Our articles of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including the following:

•	the designation of the series;

•	the rate and time of, and conditions and preferences with respect to, dividends, and whether the dividends will be cumulative;

•	the voting rights, if any, of shares of the series;

•	the price, timing and conditions regarding the redemption of shares of the series and whether a sinking fund should be established for the series;

•	the rights and preferences of shares of the series in the event of voluntary or involuntary dissolution, liquidation or winding up of our affairs; and

•	the right, if any, to convert or exchange shares of the series into or for stock or securities of any other series or class.

Our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. We have not issued any shares of preferred stock.

Purposes and Effects of Certain Provisions of Our Articles of Incorporation and Bylaws

General

Our articles of incorporation and bylaws contain provisions that could make more difficult the acquisition of control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock

We believe that the availability of the preferred stock under our articles of incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed, except that as described above, our board of directors has adopted a policy requiring that, unless approved by a vote of the stockholders, any designation of preferred stock in connection with the adoption of a stockholder rights plan include provisions effecting the termination of that plan within one year. The policy also requires that other uses of preferred stock be limited to bona fide capital raising or business acquisition transactions. Subject to the compliance with the policy, our board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to the policy adopted by the board of directors and applicable law, series of preferred stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors will make any determination to issue shares consistent with the aforementioned policy it adopted and based on its judgment as to our and our stockholders’ best interests.

Subject to the policy, our board of directors, in so acting, could issue preferred stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Classified Board of Directors; Removal of Directors

Our bylaws divides our board of directors into three classes of directors, with each class serving staggered, three-year terms. In addition, Nevada law provides that our directors may be removed from office by a vote of at least 66 2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our board of directors means that, unless directors are removed by stockholders, it could require at least two annual meetings of stockholders for a majority of stockholders to make a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance of our company’s directors.

Limitation of Director and Officer Liability

Our articles of incorporation limits the liability of directors and officers to our company and our stockholders to the fullest extent permitted by Nevada law. Specifically, a director or officer will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	acts or omissions which involve intentional misconduct, fraud or a knowing violation of law;

•	violations under Section 78.300 of the Nevada Revised Statutes, which relates to unlawful distributions to stockholders or unlawful stock repurchases or redemptions;

•	any act, omission to act or breach of duty as to which any applicable statute, rule or regulation provides that the liability of directors or officers may not be eliminated or limited; or

•	any transaction from which the director or officer derived an improper personal benefit.

These provisions in our articles of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and officers and may discourage or deter stockholders or management from bringing a lawsuit against our directors or officers for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.

Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called only by our board of directors, our chairman of the board, our president or by one or more stockholders holding shares which, in the aggregate, entitle them to cast not less than 10% of the votes at the meeting.

Stockholder Rights Agreement

On September 11, 2007, our board of directors adopted Rights Agreement, which we call the stockholder rights agreement, between us and Transfer Online, Inc., as rights agent, and declared a dividend, paid on September 14, 2007, of one right to purchase one whole share of the our common stock for each outstanding share of our common stock, of the Company. Each Right entitles the registered holder, after the occurrence of a “Distribution Date” as defined in the Rights Agreement and described below, to exercise the right to purchase from us one share of common stock at an exercise price of $240, subject to adjustment.

The rights are not exercisable until the earlier of:

•	the tenth day after a person or group of affiliated or associated persons (which we refer to as an acquiring person) publicly announces that it has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of our outstanding common stock; or

•	10 days, or such later date as our board of directors may determine, following the commencement of, or first public announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in a person or group becoming an acquiring person.

We are entitled to redeem the rights in exchange for a payment (currently $0.01 per right, but subject to possible adjustment) at any time prior to the earlier to occur of:

•	a person becoming an acquiring person; or

•	the expiration of the rights.

If the rights become exercisable, a holder of rights (other than rights beneficially owned by an acquiring person, which rights would be void), would be entitled to buy a number of shares of our common stock or, if certain transactions involving an acquisition of our company or its assets have occurred, the common stock of the acquiring company, having a market value of twice the exercise price of each right (currently $480, but subject to possible adjustment). Holders of shares of our common stock who do not exercise their rights in such circumstances will experience dilution of their investment in the company. The rights under the stockholder rights agreement expire on September 11, 2017, unless earlier redeemed or exchanged. Until a right is exercised, the holder has no rights as a stockholder including, without limitation, the right to vote as a stockholder or to receive dividends.

We are entitled to amend the rights, without restriction and without the approval of any holders of shares of our common stock, at any time or from time to time prior to the rights becoming exercisable. After the rights become exercisable, our ability to amend the rights is subject to specified restrictions.

Nevada Control Share Laws

We may become subject to Nevada’s laws that govern the “acquisition” of a “controlling interest” of “issuing corporations.” These laws will apply to us if we have 200 or more stockholders of record, at least 100 of whom have addresses in Nevada, unless our articles or bylaws in effect on the tenth day after the acquisition of a controlling interest provide otherwise. These laws provide generally that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the stockholders of the corporation at a special or annual meeting. In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.”

These laws may have a chilling effect on certain transactions if our articles of incorporation or bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Transfer Agent

The transfer agent for our common stock is Computershare Limited.

DESCRIPTION OF DEPOSITARY SHARES

We may offer depositary shares (either separately or together with other securities) representing fractional shares of preferred stock of any series. In connection with the issuance of any depositary shares, we will enter into a deposit agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related deposit agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the deposit agreement, each owner of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, repayment at maturity, subscription and liquidation rights).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock, preferred stock, depositary shares, or any combination thereof. We may issue warrants independently or together with any other securities offered by a prospectus supplement. Warrants may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement we will enter into with a warrant agent specified in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the title of the warrants;

•	the aggregate number of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, number or principal amount and terms of the debt securities, common stock, preferred stock, and/or depositary shares purchasable upon exercise of the warrants;

•	the designation and terms of the other securities, if any, with which the warrants are issued and the number of warrants issued with each security;

•	the date, if any, on and after which the warrants and the related underlying securities will be separately transferable;

•	whether the warrants will be issued in registered form or bearer form;

•	the price at which each underlying security purchasable upon exercise of the warrants may be purchased;

•	the date on which the right to exercise the warrants will commence and the date on which that right will expire;

•	the identity of the warrant agent;

•	the maximum or minimum number of the warrants that may be exercised at any one time;

•	information with respect to book-entry procedures, if any;

•	a discussion of any material federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures, and limitations relating to the transferability, exchange, and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to holders, a specific or varying number of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or securities of an entity unaffiliated with us, or any combination of the above, at a future date or dates. Alternatively, the purchase contracts may obligate us to purchase from holders, and obligate holders to sell to us, a specific or varying number or amount of debt securities, shares of our common stock or preferred stock, depositary shares, warrants or other property. The price per share of preferred stock or common stock or price of other securities may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula described in the purchase contracts. We may issue purchase contracts separately or as a part of units each consisting of a purchase contract and debt securities, preferred securities, common securities, warrants or debt obligations of third parties, including U.S. Treasury securities, securing the holder’s obligations under the purchase contract. The purchase contracts may require us to make periodic payments to holders, or may require holders to make periodic payments to us, and the payments may be unsecured or pre-funded on some basis. The purchase contracts may require holders to secure the holder’s obligations in a specified manner that we will describe in the applicable prospectus supplement which we file with the SEC in connection with a public offering relating to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contracts in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	whether the purchase contracts obligate the holder or us to purchase or sell, or both purchase and sell the securities subject to purchase under the purchase contract, and the nature and amount of each of those securities, or the method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of the securities subject to purchase under the purchase contract;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered or global form.

DESCRIPTION OF UNITS

We may issue units comprising one or more securities described in this prospectus in any combination. Units may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit also is the holder of each security included in the unit. Thus, the holder of each unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time or at any time before a specified date.

The applicable prospectus supplement will describe the terms of any units in respect of which this prospectus is being delivered, including, to the extent applicable, the following:

•	the designation and terms of the units and the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provision for the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	whether the units will be issued in fully registered or global form.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our historical ratio of earnings to fixed charges for the nine months ended September 30, 2008 and each of the five fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003. For the purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes minus income from equity investees plus distributed earnings from equity investees and fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

Nine Months
Ended
September 30,
2008	2007	2006	2005	2004	2003

6.0x	5.0x	93.2x	209.6x	159.2x	35.4x

USE OF PROCEEDS

We intend to use the net proceeds from the sales of the securities as set forth in the applicable prospectus supplement.

CERTAIN LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Duane Morris LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report, which contains an adverse opinion on the effectiveness of internal control over financial reporting, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements and schedule of Petroleum Development Corporation as of December 31, 2006, and for each of the years in the two-year period ended December 31, 2006, have been incorporated herein by reference in reliance upon the report of KPMG LLP (“KPMG”), independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG dated May 22, 2007 covering the December 31, 2006 consolidated financial statements refers to a change in accounting for share based payments and a change in the method of quantifying errors in 2006.

Petroleum Development Corporation has agreed to indemnify and hold KPMG harmless against and from any and all legal costs and expenses incurred by KPMG in successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this registration statement.

INDEPENDENT PETROLEUM CONSULTANTS

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Ryder Scott Company, LP, an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus, the information derived from the reports of Ryder Scott Company, LP is included under “Item 1. Business — Operations — Oil and Natural Gas Information — Oil and Natural Gas Reserves” and “Note 20 — Supplemental Oil and Gas Information — Net Proved Oil and Gas Reserves (Unaudited)” of the Notes to Consolidated Financial Statements.

Certain information contained in the documents we incorporate by reference in this prospectus with respect to the natural gas and oil reserves associated with our natural gas and oil prospects is derived from the reports of Wright & Company, an independent petroleum and natural gas consulting firm, and has been incorporated by reference in this prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports. With respect to our Annual Report on Form 10-K for the year ended December 31, 2007, incorporated by reference in this prospectus, the information derived from the reports of Wright & Company is included under “Item 1. Business — Operations — Oil and Natural Gas Information — Oil and Natural Gas Reserves” and in “Note 20 — Supplemental Oil and Gas Information — Net Proved Oil and Gas Reserves (Unaudited)” of the Notes to Consolidated Financial Statements.

3,750,000 shares

Petroleum Development Corporation

Common stock

Prospectus supplement

Sole Book-Running Manager

J.P. Morgan

Senior Co-Managers

BMO Capital Markets	BNP PARIBAS	Calyon Securities (USA) Inc.

Co-Managers

ABN AMRO Incorporated	Scotia Capital

August   , 2009

You should rely only on the information contained or incorporated by reference into this prospectus supplement, the accompanying prospectus and any related free writing prospectus that is filed by us or on our behalf with the SEC. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in each of this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus and any related free writing prospectus is accurate as of the respective dates of those documents.